Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2022

1.Date, Time and place: April 25, 2022, at 09:00 a.m., only in a digital form through the electronic system of remote attendance made available by Suzano S.A. (“Company”) pursuant to item II of Paragraph 2 of article 21-C of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM No. 481/09”) and in accordance with the rules established in the Shareholders Manual disclosed by the Company.

2.Call Notice: Called according to the call notice published on March 25, 26 and 28, 2022, in the printed version of the newspapers Correio da Bahia (pages 14, 6 and 6 respectively), as well as in its website, and in O Estado de S. Paulo (Estadão) in the newspaper website, in accordance with the provisions of articles 124 and 189 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

3.Attendance: The shareholders representing more than 75.27% of the common shares issued by the Company at the Annual Ordinary General Meeting and 77.51% of the common shares issued by the Company at the Extraordinary General Meeting, according to the expressed votes via Distance Voting Ballot and attendance registration in the electronic system of remote attendance made available by the Company, pursuant to item II of Paragraph 2 of article 21-C of ICVM No. 481/09. Also, Mr. Rubens Barletta, member of the Company’s Fiscal Board, Mrs. Ana Paula Pessoa, independent member of the Board of Directors and Coordinator of the Bylaws Audit Committee (BAC), and Mr. José Vital Pessoa Monteiro Filho, representative of PricewaterhouseCoopers Auditores Independentes attended the meeting.

4.Opening and Board: The works were initiated by Mr. Leandro Arean Oncala, pursuant article 8 of the Company’s Bylaws. Chairman: Mr. Leandro Arean Oncala; Secretary: Mrs. Marcella Caram Zerey.

5.Agenda: The chairman reported as follows. Ordinary General Meeting: (i) examine the management accounts concerning the fiscal year ended December, 31,2021; (ii) examine, discuss and vote on the financial statements of the Company for the fiscal year ended December, 31, 2021, as well as review the management report for such fiscal year; (iii) resolve on the allocation of the net income for the fiscal year ended December, 31, 2021 and on the distribution of dividends; (iv) set the number of members to be elected for the next term of office of the Board of Directors; (v) resolve on the election of the Board of Directors; (vi) if the Company’s Fiscal Board is installed, define the number of members that will compose the Fiscal Board and resolve on the election of its members; and (vii) set the global annual compensation of the Company’s managers and the Fiscal Board, if installed. Extraordinary General Meeting: (i) resolve on the form of Indemnity Agreement to be entered into between the Company and certain beneficiaries; and (ii) authorize the Company’s management to perform all necessary actions in order to implement the matters approved herein, pursuant to applicable law.

6.Documents: The Financial Statements for 2021 were published in the newspapers Correio da Bahia and O Estado de S. Paulo (Estadão) in the edition of February 10, 2022 and as available to the Shareholders of the Company such as the copies of the publication of the Call Notice mentioned in Item 2 above, in the Company’s head office. In addition, they are available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2021, accompanied by the independent auditor’s report and the Fiscal Board’s report; (b) the (“Management Proposal”) including (i) the proposed amendments, pursuant to article 10, 12 and 13 of ICVM Instruction 481/09; (iii) the proposal of allocation of net income for the fiscal year ended December 31, 2021 and the information also required by item II of sole paragraph of article 9 of ICVM No. 481/09; (iii) the general terms and conditions referred to in the form of the indemnity agreement, pursuant to CVM´s Guidance Opinion No 38, of September, 25, 2018 (“Guidance Opinion No. 38”); (iv) the indemnity agreement´s draft and (c) the Shareholders Manual, including instructions for participation in the AOEM.

7.Resolutions: Dismissed the reading of the documents mentioned in item 6 above, considering that they are known by the Shareholders of the Company, as well as of the consolidated voting map of expressed votes by the distance voting ballots, which was available for consultation by the shareholders attending the meeting, pursuant to paragraph 4 of article 21-W of ICVM No. 481/09, the shareholders of the Company present in these shareholders meetings, decided to adopt the following resolutions, with abstentions being recorded in each case and having authorized the drawing up of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to the provision of paragraphs 1 and 2 of article 130, of the Brazilian Corporations Law:

At the Ordinary General Meeting:

7.2To approve, by majority votes, with 863,386,699 favorable votes, 191,641 contrary votes, and 152,094,855 abstentions, the accounts of the Company’s management for the fiscal year ended December 31, 2021.

7.3To approve, by majority votes, with 862,762,200 favorable votes, 814,140 contrary votes, and 152,094,855 abstentions, the financial statements of the Company for the fiscal year ended December,31, 2021, as well as to approve the management report and the independent auditors’ report for such fiscal year.

7.4To approve, by majority votes, with 1,009,022,847 favorable votes, 31,702 contrary votes, and 6,618,646 abstentions, the distribution of the net income in the total amount of BRL8,626,386,669.48 (eight billion, six hundred and twenty-six million, three hundred and eighty-six thousand, six hundred and sixty-nine reais and forty-eight cents), accrued in the fiscal year ended December 31, 2021, which was (i) partially absorbed in BRL3,926,014,830.11 (three billion, nine hundred and twenty-six million, fourteen thousand, eight hundred and thirty reais and eleven cents) related to accumulated losses from the previous period, as approved at the Extraordinary General Meeting held on October, 25, 2021; and (ii) plus the amount of BRL140,515,406.11 (one hundred and forty million, five hundred and fifteen thousand, four hundred and six reais and eleven cents), referring to the equity valuation adjustment, as follows:

i.	BRL235,018,591.97 (two hundred and thirty-five million, eighteen thousand, five hundred and ninety-one reais and ninety-seven cents), to the Legal Reserve, pursuant to paragraphs 1 and 2 of article 193 of the Brazilian Corporations Law;

ii.	BRL812,908,608.06 (eight hundred and twelve million, nine hundred and eight thousand, six hundred and eight reais and six cents), to the Tax Incentive Reserve, pursuant to article 195-A of the Brazilian Corporations Law;

iii.	BRL1,800,000,000.00 (one billion, eight hundred million reais), for the distribution of dividends, as follows: (a) the amount of BRL1.000,096,676.07 (one billion, ninety-six thousand, six hundred and seventy-six reais and seven cents) was declared and paid as anticipated dividends to the net income account for the year determined in the balance sheet drawn up at the end of the third quarter of 2021, resolved at the Company’s Board of Directors’ Meeting, held on January 7, 2022, which declared the amount of BRL1,000,000,000.00 (one billion reais), ad referendum of te present General Meeting; and the additional amount of BRL96,676.07 (ninety-six thousand, six hundred and seventy-six reais and seven cents), which was paid due to the variation in the stock ownership verified in January, 2022 and (b) the supplementary amount of BRL799,903,323.93 (seven hundred and ninety-nine million, nine hundred and three thousand, three hundred and twenty-three reais and ninety-three cents) (regarding item “b”, “Suplementary Dividends”);

iv.	BRL1,793,664,040.91 (one billion, seven hundred and ninety-three million, six hundred and sixty-four thousand, forty reais and ninety-one cents), to the Capital Increase Reserve, pursuant to item “d” of article 26 of the Bylaws; and

v.	BRL199,296,004.55 (one hundred and ninety-nine million, two hundred and ninety-six thousand, four reais and fifty-five cents), to the Special Bylaws Reserve, pursuant to item "d" of article 26 of the Bylaws.

7.4.1 To consign that the Supplementary Dividends will be paid on May 13, 2022, in local currency, based on the stock ownership at the close of the trading session of B3, on May 4, 2022, without adjustment or monetary restatement, the shares issued by the Company shall be traded “ex-dividends” as of May 5, 2022, inclusive, and will follow the procedures of the financial institution providing bookkeeping services for the shares issued by the Company, as per information in a notice to shareholders to be disclosed in due course by the Company.

7.5To approve by majority votes, with 1,009,052,344 favorable votes, 2,109 contrary votes, and 6,618,742 abstention, the setting at 9 (nine) of the number of members to be elected for the next term of office of the Board of Directors, pursuant to the Management Proposal;

7.6To approve by majority votes, with 986,962,350 favorable votes, 21,820,370 contrary votes, and 6,890,475 abstention, the election of the followings members of the Board of Director by single slate, all with a term of office of 2 (two) year: (i) Mr. David Feffer, Brazilian, divorced, businessman, enrolled in CPF/ME under No. 882.739.628-49, bearer of the Identity Card (RG) No 4.617.720- 6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address on Av. Brigadeiro Faria Lima, 1355, 21 th floor, Pinheiros, ZIP Code 01452-919, for the position of president of the Board of Directors; (ii) Mr. Daniel Feffer, Brazilian, married, businessman, enrolled in CPF/ME under No 011.769.138-08, bearer of the Identity Card (RG) No. 4.617.718-8 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address on Av. Brigadeiro Faria Lima, 1355, 21 th floor, Pinheiros, ZIP Code 01452-919, for the position of Vice President of the Board of Directors; (iii) Nildemar Secches, Brazilian, widower, mechanical engineer, enrolled in CPF/ME under No 589.461.528-34, bearer of the Identity Card (RG) No. 3.997.339-6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Viradouro, 63, conjunto 132, Itaim Bibi, ZIP Code 04 538-110, for the position of Vice President of the Board of Directors; (iv) Ana Paula Pessoa, Brazilian, married, economist, enrolled in CPF/ME under No. 865.873.407-25, bearer of Identity Card (RG) No. 06.329.796-4 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a residential address in Rua General Tasso Fragoso 33, block 5, apt. 401, ZIP Code 22470-170, for the position of effective member of the Board of Directors; (v) Gabriela Feffer Moll, Brazilian, married, accountant , enrolled in CPF/ME under No 315.806.998-98, bearer of the Identity Card (RG) No30.082.370-8 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at. Av. Brigadeiro Faria Lima, 1355, 21th floor, Pinheiros, ZIP Code 01452-919, for the position of effective member of the Board of Directors; (vi) Maria Priscila Rodini Vansetti Machado, Brazilian, married, engineer, enrolled in CPF/ME under No 036.618.448-22, bearer of the Identity Card (RG) No 8.812.418-6 SSP/SP, resident and domiciled in Barueri, State of São Paulo, with business address at Alameda Itapecuru, 506, Alphaville, ZIP Code 06454-080, for the position of effective member of the Board of Directors; (vii) Paulo

Rogerio Caffarelli, Brazilian, married, executive, enrolled in CPF/ME under No 442.887.279-87, bearer of the Identity Card (RG) No 33813902 PR, resident and domiciled in São Paulo, State of São Paulo, with business address at Alameda Xingu, 512, 31th floor, ZIP Code 06455-030, Alphaville, Barueri, State of São Paulo, for the position of effective member of the Board of Directors; (viii) Paulo Sergio Kakinoff, Brazilian, married, accountant, enrolled in CPF/ME under No194.344.518-41, bearer of Identity Card (RG) No 25.465.939-1 SSP SP, resident and domiciled in São Paulo, with business address at Praça Comandante Linneu Gomes, Jardim Aeroporto, São Paulo, ZIP Code 04626-020, for the position of effective member of Board of Directors; and (ix) Rodrigo Calvo Galindo, Brazilian, married, accountant, enrolled in CPF/ME under No 622.153.291-49, bearer of Identity Card (RG) No 961.394, resident and domiciled at in São Paulo, State of São Paulo, with business address at Avenida Paulista, 901, 10th floor, ZIP Code 01310-914, for the position of effective member of the Board of Directors.

7.6.1Mr. Rodrigo Calvo Galindo, Mr. Paulo Rogerio Caffarelli, Mr. Paulo Sergio Kakinoff, Ms. Ana Paula Pessoa, Ms. Maria Priscila Rodini Vansetti Machado are hereby as considered independent directors, as defined in B3's Novo Mercado Regulation, and the minimum percentage required in said regulation has been duly accomplished.

7.6.2The investiture of the members of the Board of Directors hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the Company's own book, in which they will declare that they have not committed any crime that would prevent them from exercising commercial activity.

7.7Considering the receipt of a request for the installation of the Fiscal Board by shareholders holding shares representing more than 2% of the total capital stock of the Company, pursuant to article 4 of CVM Resolution No. 70 of March 22, 202, as well as the indication of sufficient candidates to comply with the provisions of paragraph 1 of article 161 of the Brazilian Corporation Law and article 24 of the Company’s Bylaws, approve the installation of the Company’s Fiscal Board with the reelection of the following members for a new term of office until the date of the Annual Ordinary Shareholders’ Meeting to resolve on the financial statements for the fiscal year ending on December 31, 2022, registering the favorable votes, contrary votes and abstentions indicated below:

Elected in general vote, with 694,008,116 favorable votes, 115,151 contrary votes and 302,580,680 abstentions, Messrs. (i) Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled in CPF/ME under No. 045.320.388-47, bearer of the Identity Card (RG) No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, conjunto 22, Vila Olímpia, Zip Code 04547-005, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled in CPF/ME under No. 532.755.358-20, bearer of the Identity Card (RG) No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Líbero Badaró, 293 – 27th floor, Centro, Zip Code 01009-907, for the positions, respectively, of effective and alternate members of the Audit Board; and (ii) Rubens Barletta, Brazilian, divorced, lawyer, enrolled in CPF/ME under No. 397.909.328-04, bearer of the Identity Card (RG) No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, and Luiz Gonzaga Ramos Schubert, Brazilian,

widower, lawyer, enrolled in CPF/ME under No. 080.501.128-53, bearer of the Identity Card (RG) No. 2.560.033-3 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, for the positions, respectively, of effective and alternate members of the Audit Board,.

Elected in separate vote, with 18,926,148 favorable votes, representing the majority vote of the Company’s minority shareholders, pursuant to in paragraph 4 of article 161 of the Brazilian Corporation Law, (iii) Messrs. Eraldo Soares Peçanha, Brazilian, married, accountant, enrolled in CPF/ME under No. 179.386.437-34, bearer of the Identity Card (RG) No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt. 1202, block I, Zip Code 22620-311, and Kurt Janos Toth, Brazilian, widower, economist, enrolled in CPF/ME under No. 193.789.557-20, bearer of the Identity Card (RG) No. 02437372-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Lagoa das Garças, 200, apt. 704, Zip Code 22793-400, for the positions, respectively, of effective and alternate members of the Audit Board.

7.7.1The investiture of the members of the Audit Board hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the appropriate book, and such members accepted their respective titles by stating that they are fully aware of the law, fulfilling all legal requirements for the exercise of titles and are not prevented from exercising these titles by especial law or due to criminal conviction, or because they are under the effects of a penalty that prohibits, even temporarily, access to public offices, or by bankruptcy, malfeasance, graft or bribery, extortion, embezzlement or crimes against the consumer, against the national financial system, against antitrust laws, against consumer relations, public faith or property.

7.7.2To consign that Mr Caio Ramalho and Mr. Gaspar Carreira Jr. were indicated as candidates, respectively, to the effective and alternate members of the Fiscal Board, in the separate election held pursuant to paragraph 4 of article 161 of the Brazilian Corporation Law, having received 3,100 favorable votes, therefore remaining surpassed by the members herein elected. In addition, 933,352,104 abstention votes were recorded in the separate election procedure.

7.8To approve, by majority votes, with 856,528,198 favorable votes, 132,641,880 contrary votes, and 26,503,117 abstentions, pursuant to the Management Proposal, the overall annual compensation of the Management and the Audit Board of the Company, in the global anual amount of up BRL140,117,247.21 (one hundred and forty million, one hundred and seventeen thousand, two hundred and forty-seven reais and twenty-one cents), the amount of which includes: (a) up to BRL19,980,929.04 (nineteen million, nine hundred and eighty thousand, nine hundred and twenty-nine reais and four cents ), corresponding to the fixed compensation of the members of the Board of Directors; (b) up to BRL119,093,550.76 (one hundred and nineteen million, ninety-three thousand, five hundred and fifty reais and seventy-six cents), corresponding to the fixed and variable compensation of the members of the Board of Executive Officers; (c) up to BRL1,042,767.41 (one million, forty-two thousand, seven hundred and sixty-seven reais and forty-one cents), corresponding to the fixed compensation of the members of the Fiscal Board; and (d) the benefits of any nature that are included in such amounts. The fixed compensation herein approved does not include the value of taxes and charges levied on the compensation and which are the Company’s responsibility.

At the Extraordinary Shareholders’ Meeting:

7.9To approve, by majority votes, with 1,035,530,480 favorable votes, 886,512 contrary votes, and 9,515,336 abstentions, the general terms and conditions referred to in the form of the Indemnity Agreement to be entered into between the Company and certain beneficiaries, in the form set in Item VII to the Management Proposal.

7.10To authorize, by majority votes, with 1,038,944,480 favorable votes, 14,357 contrary votes, and 6,973,491 abstentions, the Company's managers to perform all measures that are necessary to implement the resolutions taken.

8.Closure and Approval of the Minutes: Once the resolutions were closed, the Ordinary and Extraordinary Shareholders’ Meetings were suspended for the time necessary to draw up these Minutes. The meeting was reopened, these Minutes were read, found to be in compliance, approved and signed by those attending, having been considered signatories to the minutes, pursuant to paragraph 1 of article 21-V of ICVM 481/09, the shareholders whose distance voting ballots were considered valid by the Company and the shareholders who registered their attendance in the electronic system of remote attendance provided by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes cast by the mechanism of Distance Voting Ballots, under the terms of ICVM 481/09, were filed with the Company. List of Shareholders attending is included in Exhibit A to these Minutes.

Salvador, April 25, 2022.

Board:

______________________________	______________________________
Leandro Arean Oncala Chairman	Marcella Caram Zerey Secretary

Exhibit A –

List of Shareholders

Pursuant to paragraphs 1 and 2 of article 21-V of CVM Instruction 481/09, the shareholders present are considered signatories of the minutes of this Meeting:

Ordinary Shareholders Meeting

Shareholders present via the electronic participation system:

Agora Arrojada Index FIA; Agora Esmeralda Fundo de Investimento Multimercado; Agora Top 10 Index FIA; Bradesco Auto/RE Companhia de Seguros; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Top Green Index Fife Fundo de Investimento em Ações; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram Alocação Sistemática FIA Brasil; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundo de Investimento em Ações Ibovespa 157; and Fundo de Investimento em Ações Master Previdência Esg.

By proxy Ilana Chagas Sanches, CPF: 312.975.138-98

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Janus Henderson Emerging Markets Opportunities Fund; Janus Henderson Fund Emerging Markets Fund; Lcl Actions Emergents; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Portfolio Edmond de Rothschild Fund; and Priviledge.

By proxy Christiano Marques de Godoys, CPF: 250.152.388-19

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; and Dynamo Cougar Master – FIA.

By proxy Bruno Pinheiro Lima Rapparini Soares, CPF: 124.296.687-00 and Gabriel Vieira Marx Andrade, CPF: 132.354.527-10

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundacao Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; and Suzano Holding S.A.

By proxy Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49

Bank of New York ADR Department

By proxy Christiano Marques de Godoys, CPF: 250.152.388-19

Prisma Fundo de Investimento de Ações

By proxy Caio Cezar Monteiro Ramalho, CPF: 047.633.017-30

Shareholders present by means of a distance voting ballot:

By bookkeeper:

AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast J.P. Morgan S O Portfolio; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV RE MM Emerging Markets Fund; Agfiq Emerging Markets Equity ETF; Alaska Common Trust Fund; Alaska Permanent Fund; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century Retirement Date Trust; American Century World Mutual Fd,inc-nt Emerging Markets FD; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Andra Ap-fonden; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Ascension Alpha Fund, LLC; Ataulfo LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Barclays Multi-manager Fund Public Limited Company; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Barthe Holdings LLC; Betashares Climate Change Innovation ETF; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Funds; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Canada Post Corporation Registered Pension Plan; Central

Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of New York Deferred Compensation Plan; Civil Aviation Authority Pension Scheme; Clinton Nuclear Power Plant Qualified Fund; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund (gl Emerging Mkt Opp) of Jpm; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; Ensign Peak Advisors,inc; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital Sgr S.P.A; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru;

First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Flexshares Emerging Markets Low Volatility Climate; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Forsta Ap-fonden; Freedom 100 Emerging Markets ETF; Fulcrum Liquid Real Assets Fund; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Organisation for Social Insurance; General Pension and Social Security Authority; Global Emerging Markets Balance Portfolio; Global Macro Capital Opportunities Portfolio; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Houston Municipal Employees Pension System; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; International Monetary Fund; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J P Morgan Investment Funds; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Jpmorgan Global Allocation Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; JP Morgan Diversidied Fund; JP Morgan Emerging Markets Opportunities; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Global Allocation Fund; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Lgiasuper Trustee; Los Angeles County Employees Ret Association; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife

Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Gem Great Consumer Equity Fund; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Teachers Retirement System; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Nordea Equity Opportunities Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Pace Int Emerg Mark Equity Investments; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Esg Quantitative Global Equity Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Public Employes Ret System of

Mississippi; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Safra Direct Suzano Master FIA; Safra Exportacao Fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Stanlib Funds Limited; State of New Jersey Common Pension Fund D; State of Wyoming; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Synergie; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of the State of Illinois; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Chase Man BK as TR of Delta Master FD; the Commonwealth Fund; the Delta Pilots Disability and Survivorship Trust; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; Tyler Finance LLC; U.S Steel Retirement Plan Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Utimco SP II LLC; Valic Company II - International Opportunities Fund; Vanderbilt University; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging

Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Votorantim S/A; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; Wisdomtree Issuer Icav; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF.

Sent directly to the Company:

Arosa Fundo de Investimento Multimercado Crédito Privado Inv; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Reserva Fundo de Investimento em Ações; Constellation Sulamerica Prev Fundo de Investimento Multimer; Fundo de Investimento em Ações Dimoraes; Guilherme Dantas Fernandes Alves; Kiron B Previdência FIA Master Fife; Kiron Institucional Fundo de Investimento em Ações; Kiron Master Fundo de Investimento em Ações; Kiron Master Prev Long Only FIA; Kiron Previdência XP Fie Fundo de Investimento em Ações; Santa FE Aquarius Fundo de Investimento Multimercado; Santa FE Scorpius FIA; Skopos Blue Birds FIA; and Skopos Master Fundo de Investimento em Ações.

Extraordinary Shareholders Meeting

Shareholders present via the electronic participation system:

Agora Arrojada Index FIA; Agora Esmeralda Fundo de Investimento Multimercado; Agora Top 10 Index FIA; Bradesco Auto/RE Companhia de Seguros; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Top Green Index Fife Fundo de Investimento em Ações; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram Alocação Sistemática FIA Brasil; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundo de Investimento em Ações Ibovespa 157; and Fundo de Investimento em Ações Master Previdência Esg

By proxy Ilana Chagas Sanches, CPF: 312.975.138-98

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master HU Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Itaú Verso U Multimercado FI; Itaú Master Global Dinâmico Ultra Multimercado FI; Itaú Momento Esg Ações Fundo de Investimento; Janus Henderson Emerging Markets Opportunities Fund; Janus Henderson Fund Emerging Markets Fund; Lcl Actions Emergents; Long Bias FIA; Moneda Latin American Equities Fund (delaware LP; Most Diversified Portfolio Sicav; Portfolio Edmond de Rothschild Fund; Priviledge; and Quantamental Hedge Master FIM

By proxy Christiano Marques de Godoy, CPF: 250.152.388-19

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; and Dynamo Cougar Master – FIA

By proxy Bruno Pinheiro Lima Rapparini Soares, CPF: 124.296.687-00 and Gabriel Vieira Marx Andrade, CPF: 132.354.527-10

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundacao Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; and Suzano Holding S A

By proxy Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

the Bank of New York ADR Department

By proxy Christiano Marques de Godoy, CPF: 250.152.388-19;

Prisma Fundo de Investimento de Ações

By proxy Caio Cezar Monteiro Ramalho, CPF: 047.633.017-30;

Shareholders present by means of a distance voting ballot:

By bookkeeper:

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast J.P. Morgan S O Portfolio; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Agfiq Emerging Markets Equity ETF; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century Retirement Date Trust; American Century World Mutual Fd,inc-nt Emerging Markets FD; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Andra Ap-fonden; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Barclays Multi-manager Fund Public Limited Company; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Barthe Holdings LLC; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Funds; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD;

Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; Civil Aviation Authority Pension Scheme; Clinton Nuclear Power Plant Qualified Fund; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund (gl Emerging Mkt Opp) of Jpm; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital Sgr S.P.A; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund;

Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Flexshares Emerging Markets Low Volatility Climate; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Fulcrum Liquid Real Assets Fund; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Organisation for Social Insurance; General Pension and Social Security Authority; Global Emerging Markets Balance Portfolio; Global Macro Capital Opportunities Portfolio; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J P Morgan Investment Funds; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Jpmorgan Global Allocation Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; JP Morgan Emerging Markets Opportunities; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Global Allocation Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest,

Psi 3 Globale Aktier 3; Knights of Columbus International Equity Fund; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Gem Great Consumer Equity Fund; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Nordea Equity Opportunities Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets

Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Pacific Capital Ucits Funds Plc; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Esg Quantitative Global Equity Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Russell Institutional Funds Public Limited Company; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Safra Direct Suzano Master FIA; Safra Exportacao Fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Bloomberg Sasb Emerging Markets Esg Select ET; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Synergie; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global

Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of the State of Illinois; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of the Pension Protection Fund; the Chase Man BK as TR of Delta Master FD; the Commonwealth Fund; the Delta Pilots Disability and Survivorship Trust; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trt BK Jpn Trustee of Jpm Brics5 Mother Fund; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; Tyler Finance LLC; U.S Steel Retirement Plan Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Utah State Retirement Systems; Utimco SP II LLC; Valic Company II - International Opportunities Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Votorantim S/A; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Trust Company, National Association Mul; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; Wisdomtree Issuer Icav; WM

Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Arosa Fundo de Investimento Multimercado Crédito Privado Inv; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Reserva Fundo de Investimento em Ações; Constellation Sulamerica Prev Fundo de Investimento Multimer; Fundo de Investimento em Ações Dimoraes; Guilherme Dantas Fernandes Alves; Kiron B Previdência FIA Master Fife; Kiron Institucional Fundo de Investimento em Ações; Kiron Master Fundo de Investimento em Ações; Kiron Master Prev Long Only FIA; Kiron Previdência XP Fie Fundo de Investimento em Ações; Santa FE Aquarius Fundo de Investimento Multimercado; Santa FE Scorpius FIA; Skopos Blue Birds FIA; and Skopos Master Fundo de Investimento em Ações